International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

T: 212-765-5500

F: 212-708-7144

May 3, 2012

Rufus Decker, Accounting Branch Chief

Nudrat Salik, Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

RE:	International Flavors & Fragrances Inc.
Form 10-K for the Year Ended December 31, 2011 File no. 1-4858

Dear Mr. Decker:

In your letter dated April 23, 2012, you requested that we respond to your comments regarding our Form 10-K for the Year Ended December 31, 2011 within ten business days or tell you when we would provide a response.

As discussed, we are requesting an extension to the initial ten business days’ response deadline, as we require additional time to gather the necessary information to provide responses to your comments. We will file our response to your comment letter no later than May 21, 2012.

We appreciate your support regarding the timing of this request. Please contact me at (212) 708-7270 if you have any questions regarding the foregoing.

Sincerely,

International Flavors & Fragrances Inc.

/s/ Kevin C. Berryman
Kevin C. Berryman
Executive Vice President and Chief Financial Officer